UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 11-K





(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year end December 31, 1997
                              -----------------

                                  OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from __________ to __________




        Supplemental Retirement Plan of Piedmont Aviation, Inc.
                      (Full title of the plan)

                        US Airways Group, Inc.
      (Issuer of securities held pursuant to the plan noted above)

                2345 Crystal Drive, Arlington, VA 22227
                (Address of principal executive offices)


                   Commission file number:  1-8444



































                   SUPPLEMENTAL RETIREMENT PLAN OF
                       PIEDMONT AVIATION, INC.

                        Financial Statements
                     and Supplemental Schedules

                     December 31, 1997 and 1996

                    (With Independent Auditors'
                           Report Thereon)




























                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.









                           Table of Contents
                           -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements

     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1997 and 1996                2

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1997 and 1996                               3

     Notes to Financial Statements                         4 - 12

Supplemental Schedule I - Item 27a

     Schedule of Assets Held for Investment Purposes
       as of December 31, 1997                            13 - 14

Supplemental Schedule II - Item 27d

     Schedule of Reportable Transactions for the year
       ended December 31, 1997                                 15

Signature                                                      16

Exhibit 23

     Consent of Independent Auditors                           17

















                    Independent Auditors' Report


The Plan Administrator and Participants
Supplemental Retirement Plan of Piedmont Aviation, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Washington, D.C.                           KPMG Peat Marwick LLP
June 12, 1998




                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.





         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------


                                                    December 31,
                                                --------------------
                                                1997            1996
                                                ----            ----
Assets
  Investments:
    At fair value:
      Shares of registered investment
        companies:
          Fidelity Equity Income Fund      $ 9,860,992     $ 6,971,943
          Fidelity Magellan Fund             8,363,329       7,261,121
          US Airways Common Stock Fund       7,093,768       3,603,225
          Fidelity Spartan U.S. Equity
            Index Portfolio                  4,928,165       2,595,052
          Capital Growth Mix Portfolio       2,462,814       1,850,571
          Moderation Mix Portfolio           1,426,658         992,897
          Neuberger & Berman Guardian Trust  1,267,162         642,671
          Fidelity Intermediate Bond Fund      685,509         883,864
          Fidelity Retirement Government
            Money Market Portfolio             516,883         861,462
          Income Mix Portfolio                 161,570          69,484
                                            ----------      ----------
                                            36,766,850      25,732,290

    At contract value:
      Fixed Income Fund                     18,100,096      18,999,630
                                            ----------      ----------
  Total investments                         54,866,946      44,731,920
                                            ----------      ----------
Net assets available for plan benefits     $54,866,946     $44,731,920
                                            ==========      ==========















See accompanying Notes to Financial Statements.

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.


    Statements of Changes in Net Assets Available for Plan Benefits
    ---------------------------------------------------------------



                                           Years ended December 31,
                                           ------------------------
                                              1997           1996
                                              ----           ----
Additions to net assets attributable to:
  Net appreciation in fair value of
    investments                         $   9,421,176   $   2,205,700
  Investment income                         2,464,847       3,044,377
                                          -----------     -----------
        Total additions                    11,886,023       5,250,077
                                          -----------     -----------

Deductions from net assets attributable to:
  Benefits paid to participants             1,750,997       1,687,821
                                          -----------      ----------
        Total deductions                    1,750,997       1,687,821
                                          -----------      ----------
          Net increase                     10,135,026       3,562,256

Net assets available for plan benefits:
  Beginning of year                        44,731,920      41,169,664
                                          -----------     -----------
  End of year                           $  54,866,946   $  44,731,920
                                          ===========     ===========
























See accompanying Notes to Financial Statements.

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.

                     Notes to Financial Statements
                     -----------------------------



1.  Description of Plan

The following description of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan) provideds only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   (a) General

The Plan is a defined contribution plan intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code (IRC), as amended. Certain former employees of Piedmont Aviation, Inc. (Piedmont) are covered by the Plan. In November 1987, Piedmont was acquired by US Airways Group, Inc. (formerly USAir Group, Inc.). In August 1989, Piedmont was merged into US Airways, Inc. (formerly USAir, Inc.), a wholly owned subsidiary of US Airways Group, Inc. (Group).
As part of the merger, the Plan was frozen as to additional contributions effective July 31, 1989, with the exception of rollover contributions from the terminated Piedmont Aviation, Inc. Pilot Variable Annuity Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

US Airways, Inc. (US Airways or the Company), the plan administrator, is responsible for the content and issuance of the Plan's financial statements. Group is the issuer of certain common stock securities held pursuant to the Plan.

   (b) Vesting

Participants are fully vested in their contributions, plus actual earnings thereon.

   (c) Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services
Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant.
Fidelity Management Trust Company is the Plan Trustee.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may transfer current account balances among investment options.

                 SUPPLEMENTAL RETIREMENT PLAN OF
                     PIEDMONT AVIATION, INC.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

As of December 31, 1997, the Company offered eleven investment options in the form of eight individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds. The eleven options available to participants are as follows:

Fidelity Equity Income Fund - The fund normally invests at least 80% of its assets in income-producing common and preferred stocks with the remaining 20% generally invested in debt securities, like bonds.

Fidelity Magellan Fund - The fund primarily invests in common stocks and securities of both well-known and lesser known companies with potentially above-average growth potential. Securities may be of foreign, domestic and multinational companies.

US Airways Common Stock Fund - A fund comprised primarily of US Airways Group, Inc. common stock purchased on the open market or directly from Group at market prices. A small percentage of the fund is invested in short-term liquid investments. Company contributions cannot be invested in this fund, in accordance with the Plan document. In addition, officers of the Company are not permitted to invest their contributions in this Fund. Effective November 28, 1997 participants who exchange out of this fund to other investment options cannot exchange into the fund for a period of 30 calendar days.

Fidelity Spartan U.S. Equity Index Portfolio - The portfolio seeks growth and income by matching the composition and total return of the Standard & Poor's Daily Stock Price Index of 500 common stocks.

Capital Growth Mix Portfolio - A diversified portfolio mix comprised of 80% equity securities and 20% fixed income securities. The equity securities are invested 25% in the Fidelity Equity Income Fund, approximately 19% in the Fidelity OTC Portfolio, approximately 37% in the Fidelity Magellan Fund and approximately 19% in the Fidelity Overseas Fund. The fixed income securities are invested in the Fidelity Intermediate Bond Fund.

Moderation Mix Portfolio - A diversified portfolio mix comprised of 60% equity securities and 40% fixed income securities. The equity securities are invested approximately 33% in the Fidelity Equity Income Fund, approximately 33% in the Fidelity Spartan U.S. Equity Index Portfolio, 25% in the Fidelity Magellan Fund and approximately 9% in the Fidelity Overseas Fund. The fixed income securities are invested approximately 38% in the Fidelity Short-Term Bond Fund and approximately 62% in the Fidelity Intermediate Bond Fund.

                 SUPPLEMENTAL RETIREMENT PLAN OF
                     PIEDMONT AVIATION, INC.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

Neuberger & Berman Guardian Fund - The fund primarily invests in stocks of established, high-quality companies considered to be undervalued.

Fidelity Intermediate Bond Fund - Investments are made primarily in investment-grade fixed income securities, including bonds, notes, mortgage securities, government and government agency obligations and convertible securities. The average maturity ranges from three to ten years.

Fidelity Retirement Government Money Market Portfolio -
Investments are made in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

Income Mix Portfolio - A diversified portfolio mix comprised of 20% equity securities and 80% fixed income securities. The equity securities are invested 50% in the Fidelity Equity Income Fund and 50% in the Fidelity Spartan U.S. Equity Index Portfolio. The fixed income securities are invested approximately 19% in the Fidelity Retirement Government Money Market Portfolio, approximately 44% in the Fidelity Short-Term Bond Fund and approximately 37% in the Fidelity Intermediate Bond Fund.

Fixed Income Fund - The fund buys high-quality investment contracts, a type of investment product offered to retirement and savings plans by insurance companies, banks, and other financial institutions. Money transferred out of the Fixed Income Fund cannot be invested in the Fidelity Retirement Government Money Market Portfolio, the Fidelity Intermediate Bond Fund or the Income Mix Portfolio for a period of 90 days because these funds are considered competitive by the insurance industry.

   (d) Participant Withdrawals

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to (i) alleviate a financial hardship; (ii) reduce non-mortgage debt; or (iii) make improvements to the participant's residence which are determined by the plan administrator to be necessary.

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

   (e) Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, a participant may elect to receive one of the following: (i) a lump-sum equal to the value of his/her account; (ii) to apply such amount to the purchase of an immediate noncashable and nontransferable contract from a legal reserve life insurance company providing any one of several annuities (as elected by the participant); or (iii) installment payments.

   (f) Administrative Expenses

Certain administrative expenses of the Plan are paid by US
Airways.


2.  Summary of Accounting Policies

   (a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

   (b) Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Capital Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in its statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis.

                    SUPPLEMENTAL RETIREMENT PLAN OF
                        PIEDMONT AVIATION, INC.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

The value of a participant's investment in the US Airways Common Stock Fund is represented by units credited to the participant's account. The unit values were determined by the trustee. The units and unit values (rounded to the nearest whole unit and cent) of the US Airways Common Stock Fund as of the close of each quarter during 1997 and 1996 were as follows:

    1997            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                     94,598               $    38.44
June 30                      84,599                    52.69
September 30                 92,166                    61.08
December 31                  78,306                    90.59


    1996            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                     49,815               $    28.84
June 30                      90,190                    28.32
September 30                 95,870                    25.97
December 31                  98,395                    36.62


   (c) Payment of Benefits

Benefits are recorded as deductions when paid.

   (d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.








            (this space intentionally left blank)

                                                   SUPPLEMENTAL RETIREMENT PLAN OF
                                                       PIEDMONT AVIATION, INC

                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
3.  Investment Activity
      The following table represents the investment funds' activities for the years ended December 31, 1997 and 1996:
                                                       Fidelity                                              Fidelity
                                                      Retirement                 Fidelity      Fidelity      Spartan
                                          Fixed       Government    Fidelity    Intermediate    Equity      U.S. Equity
                                          Income     Money Market   Magellan       Bond         Income         Index
                                          Fund 1)    Portfolio 1)    Fund 1)      Fund 1)       Fund 1)    Portfolio 1)
                                       -----------   -----------   ----------   ----------    -----------   ----------
Balance at December 31, 1995           $20,883,503*  $   603,000   $8,324,718*  $1,035,584    $ 5,214,166*  $1,570,333

Investment income                        1,168,910        44,641    1,258,383       63,340        436,292       59,836
Net appreciation (depreciation)
  in fair value                                  -             -     (426,337)     (31,103)       723,707      307,075
Net exchanges between investment funds  (1,684,250)      269,813   (1,836,071)    (153,748)       644,815      695,964
Benefits paid to participants           (1,368,533)      (55,992)     (59,572)     (30,209)       (47,037)     (38,156)
                                       -----------   -----------   ----------   ----------    -----------   ----------
Net Change in Investment Funds          (1,883,873)      258,462   (1,063,597)    (151,720)     1,757,777    1,024,719
                                       -----------   -----------   ----------   ----------    -----------   ----------
Balance at December 31, 1996            18,999,630*      861,462    7,261,121*     883,864      6,971,943*   2,595,052*

Investment income                        1,090,067        47,287      550,289       50,413        536,489       97,938
Net appreciation in fair value                   -             -    1,225,764        5,495      1,718,144      942,466
Net exchanges between investment funds    (867,353)     (305,890)    (533,079)    (239,996)       957,067    1,325,024
Benefits paid to participants           (1,122,248)      (85,976)    (140,766)     (14,267)      (322,651)     (32,315)
                                       -----------   -----------   ----------   ----------    -----------   ----------
Net Change in Investment Funds            (899,534)     (344,579)   1,102,208     (198,355)     2,889,049    2,333,113
                                       -----------   -----------   ----------   ----------    -----------   ----------
Balance at December 31, 1997           $18,100,096*  $   516,883   $8,363,329*  $  685,509    $ 9,860,992*  $4,928,165*
                                       ===========   ===========   ==========   ==========    ===========   ==========



                                                   (table continued on next page)



                                                                 9

                                                  SUPPLEMENTAL RETIREMENT PLAN OF
                                                      PIEDMONT AVIATION, INC.

                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
                                                                                       US Airways      Neuberger
                                             Income      Capital       Moderation        Common        & Berman
                                              Mix       Growth Mix         Mix           Stock         Guardian
                                          Portfolio 1)  Portfolio 1)   Portfolio 1)      Fund 1)         Trust            Total
                                          ----------    -----------    ------------    -----------    -----------      ------------
Balance at December 31, 1995              $   26,584    $ 1,269,519    $    697,924    $ 1,544,333    $         -      $ 41,169,664

Investment income                                  -              -               -              -         12,975         3,044,377
Net appreciation in fair value                 4,686        209,297         112,269      1,264,176         41,930         2,205,700
Net exchanges between investment funds        38,214        371,755         270,556        795,186        587,766                 -
Benefits paid to participants                      -              -         (87,852)          (470)             -        (1,687,821)
                                          ----------    -----------     -----------    -----------    -----------      ------------
Net Change in Investment Funds                42,900        581,052         294,973      2,058,892        642,671         3,562,256
                                          ----------    -----------     -----------    -----------    -----------      ------------
Balance at December 31, 1996                  69,484      1,850,571         992,897      3,603,225*       642,671        44,731,920

Investment income                                  -              -               -              -         92,364         2,464,847
Net appreciation in fair value                11,476        370,149         232,220      4,878,126         37,336         9,421,176
Net exchanges between investment funds        80,610        243,235         208,044     (1,362,453)       494,791                 -
Benefits paid to participants                      -         (1,141)         (6,503)       (25,130)             -        (1,750,997)
                                          ----------    -----------     -----------    -----------    -----------      ------------
Net Change in Investment Funds                92,086        612,243         433,761      3,490,543        624,491        10,135,026
                                          ----------    -----------     -----------    -----------    -----------      ------------
Balance at December 31, 1997              $  161,570    $ 2,462,814    $  1,426,658    $ 7,093,768*   $ 1,267,162      $ 54,866,946
                                          ==========    ===========    ============    ===========    ===========      ============



*  Investment fund balance represents greater than five percent of net assets available for plan benefits.
1) Party in interest.



                                                                 10

                 SUPPLEMENTAL RETIREMENT PLAN OF
                     PIEDMONT AVIATION, INC.

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

4.  Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $18,100,096 and $18,999,630 at December 31, 1997 and 1996, respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 1997 and 1996 was $85,983,442 and $79,111,397. The average portfolio crediting interest rate was approximately 6.0% and 5.8% at December 31, 1997 and 1996, respectively. The portfolio average yield was approximately 6.1% for the years ended December 31, 1997 and 1996.

For GICs with variable rates (approximately 49% of the portfolio, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1997 and 1996.
The fair value of the portfolio was $85,243,181 and $79,347,056 at December 31, 1997 and 1996.


5.  Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Upon termination, US Airways shall provide for the assets under the Plan to be distributed in the forms of payment available under the Plan to the participants, beneficiaries or other successors in interest, the balance of their account at the time of termination.




           (this space intentionally left blank)



                                11

                     SUPPLEMENTAL RETIREMENT PLAN OF
                         PIEDMONT AVIATION, INC.

                    Notes to Financial Statements
                    -----------------------------
                            (Continued)

6.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                              December 31,
                                          -------------------
                                          1997           1996
                                          ----           ----
    Net assets available for plan
      benefits per the financial
      statements                       $54,866,946   $44,731,920
    Amounts allocated to withdrawing
      participants                         (18,335)      (58,840)
                                       -----------   -----------
    Net assets available for plan
      benefits per the Form 5500       $54,848,611   $44,673,080
                                       ===========   ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   Year Ended
                                                December 31, 1997
                                                -----------------
    Benefits paid to participants per the
      financial statements                          $1,750,997
    Add:   Amounts allocated to withdrawing
           participants at December 31, 1997            18,335
    Less:  Amounts allocated to withdrawing
           participants at December 31, 1996           (58,840)
                                                     ---------
    Benefits paid to participants per the
        Form 5500                                   $1,710,492
                                                     =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


7.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC.


                                  12

                                   SUPPLEMENTAL RETIREMENT PLAN OF           Supplemental Schedule I
                                       PIEDMONT AVIATION, INC.                           Page 1 of 2

                    Item 27a - Schedule of Assets Held for Investment Purposes
                    ----------------------------------------------------------

                                         December 31, 1997
     Identity                     Description                                      Current
     of Issue                    of Investment                    Cost              Value
     --------                    -------------                    ----             -------
Fidelity Equity                 Shares in registered         $ 7,031,856       $ 9,860,992
  Income Fund*                    investment company

Fidelity Magellan Fund*         Shares in registered           6,694,540         8,363,329
                                  investment company

US Airways Common Stock Fund*   Common stock of employer's     3,768,602         7,093,768
                                  parent company, US Airways
                                  Group, Inc., and short-
                                  term investments

Fidelity Spartan U.S.           Shares in registered           3,536,622         4,928,165
  Equity Index Portfolio*         investment company

Capital Growth Mix              Shares in registered           1,813,396         2,462,814
  Portfolio*                      investment companies

Moderation Mix Portfolio*       Shares in registered           1,040,994         1,426,658
                                  investment companies

Neuberger & Berman              Shares in registered           1,237,669         1,267,162
  Guardian Trust                  investment companies



                                    (continued on next page)



                                                 13

                                   SUPPLEMENTAL RETIREMENT PLAN OF           Supplemental Schedule I
                                       PIEDMONT AVIATION, INC.                           Page 2 of 2

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------
                                            (Continued)

                                         December 31, 1997
     Identity                     Description                                    Current
     of Issue                    of Investment                   Cost             Value
     --------                    -------------                   ----             -------
Fidelity Intermediate           Shares in registered             704,493           685,509
  Bond Fund*                      investment company

Fidelity Retirement             Shares in money                  516,883           516,883
  Government Money                market fund
  Market Portfolio*

Income Mix Portfolio*           Shares in registered             143,108           161,570
                                  investment companies

Fixed Income Fund*              Guaranteed Investment         18,100,096        18,100,096
                                  Contracts, interest rates
                                  range from 4.05% to 8.28%
                                  per annum
                                                             -----------       -----------
    Total Investments                                        $44,588,259       $54,866,946
                                                             ===========       ===========



*Party in interest.







                                                 14

                                   SUPPLEMENTAL RETIREMENT PLAN OF          Supplemental Schedule II
                                       PIEDMONT AVIATION, INC.

                           Item 27d - Schedule of Reportable Transactions
                           ----------------------------------------------

                                    Year Ended December 31, 1997

Aggregate transactions during the year ended December 31, 1997, with securities of the same issue, accounting for greater than five percent of the value of plan assets at the beginning of the period were as follows:
                              Total       Number of       Total        Number        Realized
                            Purchases     Purchases       Sales       of Sales         Gain
                            ---------     ---------     ---------     --------      ----------
Fidelity Magellan Fund*    $ 2,273,486       148       $ 2,397,042       106        $  303,539

Fidelity Equity              3,374,520       168         2,203,615        97           366,133
  Income Fund*

US Airways Common Stock     16,997,317       210        18,384,901       121         2,394,692
  Fund*

Fidelity Spartan U.S.        2,700,402       164         1,309,756        65           101,683
  Equity Index Portfolio*

Fidelity Retirement          3,793,682       133         4,138,261       144                 -
  Government Money
  Market Fund*

Fixed Income Fund*          14,182,752       181        15,082,286       178                 -


*Party in interest.


                                                15


                            Signature




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                                     Supplemental Retirement Plan
                                     of Piedmont Aviation, Inc.




                                By:  /s/ James A. Hultquist
                                     ----------------------
                                     James A. Hultquist
                                     Controller
                                     US Airways Group, Inc.

June 26, 1998































                                16